Exhibit 12.1

Range Resources Corporation

Calculation of Ratio of Earnings to Fixed Charges

(in thousands except ratios)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Years Ended December 31,
	2015	2014	2013	2012	2011
EARNINGS
(Loss) income from continuing operations before provision (benefit) for income taxes	$(1,052,362)	$1,030,885	$149,579	$25,056	$78,263
Share of distributed income of equity method investments (net of equity method income or loss)	5,897	5,478	4,739	13,122	24,544
Fixed charges	171,686	173,366	180,880	173,352	145,981

Total (loss) earnings	(874,779)	$1,209,729	$335,198	211,530	$248,788

FIXED CHARGES:
Interest expense(1)	$166,439	$168,977	$176,557	$168,798	$139,843
Interest portion of rental expense	5,247	4,389	4,323	4,554	6,138

Total fixed charges	$171,686	$173,366	$180,880	$173,352	$145,981

Ratio of earnings to fixed charges	*	7.0	1.9	1.2	1.7

(1)	Amortization of debt issuance costs is included in interest expense.
*	Earnings were inadequate to cover fixed charges for the year ended December 31, 2015 by $1.0 billion.